Golden Elephant Glass Technology, Inc.

123 Chuangye Road, Haizhou District

Fuxin City, Liaoning Province

People’s Republic of China, 121013

October 17, 2008

By EDGAR Transmission and by Hand Delivery

Ms. Dorine H. Miller

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:

Golden Elephant Glass Technology, Inc.

Registration Statement on Form S-1 filed on August 29, 2008

File No. 333-153279

On behalf of Golden Elephant Glass Technology, Inc. (“Golden Elephant” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 26, 2008, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Prospectus Cover Page

1.

Please revise the first sentence of the fourth paragraph since any participating broker-dealers "will" be deemed to be underwriters.

Golden Elephant Response: We have revised the first sentence of the fourth paragraph per the Staff’s comments.

Table of Contents

2.

Please delete the last sentence of the boldface paragraph following the table of contents since the company has an obligation to keep the prospectus current.

Golden Elephant Response: We have deleted the last sentence of the boldface paragraph following the table of contents per the Staff’s comments.

Prospectus Summary, page 1

3.

Please briefly discuss the reverse merger in March 2008 whereby you became a public company.

Golden Elephant Response: Per the Staff’s comments, we have added the following description of the reverse merger in the Prospectus Summary section.

We were a shell company until March 31, 2008 when we completed the reverse acquisition transaction of Dollar Come under which we issued to the shareholders of Dollar Come an aggregate of 23,751,710 shares of our common stock, in exchange for all of the issued and outstanding capital stock of Dollar Come. Dollar Come thereby became our wholly owned subsidiary.

The Company, page 1

4.

Please provide to the staff supplementally information to support certain statements made in the registration statement such as, “we ranked second in the northeast China glass market..." according to a report issued by China Construction Products Quality Supervision Association and the report attributed to the analyzed report on investment and development of Chinese glass industry. In this section and elsewhere state the period for which the sales were generated. If available updated comparable data should be included in the amended registration statement. Tell us whether the report by the China Construction Products Quality Supervision Association is publicly available or whether you commissioned it for a fee. In addition, please tell us the basis for the statement that global demand for flat glass is expected to rise 5.2% annually through 2010, the statements regarding China's flat glass industry on page 2, statements regarding your market share and the industry statements on pages 40 and 41.

Golden Elephant Response:

We have updated “PROSPECTUS SUMMARY – Our Industry” and “OUR BUSINESS - Our Industry” sections per the Staff’s comments.  For the Staff’s reference, we have included with this letter the supplemental information that support our statements in these sections.  For the Staff’s convenience, we have inserted footnotes and a translation from Chinese into English to provide references to the exhibit numbers that support each statement.

All information and data provided by the Company are from publicly available documents, statistics, analysis or forecasts. The Company did not commission any such information or data for a fee.  We have added the following section into the Registration Statement for clarification purpose.

MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus was prepared on our or our affiliates’ behalf.

This prospectus also contains data related to the global glass market and glass industry in China. These market data include estimates and projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data turn out to be incorrect, actual results may differ significantly from the projections. For example, the glass market may not grow at the rate projected by market data, or at all. In addition, the rapidly changing nature of the glass industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties.

5.

In the last sentence of the third paragraph, identify your major customers and major suppliers separately.

Golden Elephant Response:  All referenced entities are the Company’s major customers. As a result, we have deleted the words “and suppliers” from that sentence.  The last sentence of the third paragraph now provides: “Our major customers include Anshan Xingsheng Glass Distribution Office, Fuxin Economic and Technological Development Zone Guangyao Materials Center, Guangzhou Jingyao Glass Co., Ltd., Jilin Hongda Industrial Co., Ltd., Hengrui Wooden Cases Factory, Fuxin Laixi Commerce and Trade Co., Ltd. and Fujian Chengda Glass Trade Co., Ltd.”

Corporate Information, page 4

6.

Since the chart of your organizational structure indicates that you own three direct and indirect subsidiaries, the reference in the introductory sentence to "several" is misleading and should be deleted.

Golden Elephant Response: We have revised the introductory sentence per the Staff’s comments.

Risk Factors

If the China securities regulatory commission, or CSRC, or another PRC ..., page l9

7.

The second sentence in the second paragraph indicates that the reverse acquisition is not complete. Please clarify the statement as follows:

Golden Elephant Response: Per the Staff’s comments, we have revised the first and second sentences in the second paragraph as follows:

In the opinion of our PRC counsel, Guangdong Hanyu Law Firm, the M&A Rule does not apply to our reverse acquisition of Dollar Come completed on March 31, 2008. However, if the CSRC or another PRC governmental agency subsequently determines that we should have obtained CSRC approval for such reverse acquisition transaction, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

Our failure to adequately protect our intellectual property rights..., page 12

8.

Discuss the material terms of the exclusive license agreement between the company and Fuxin Hengrui Tianyuan New Energy Sources Co., Ltd. relating to the use of two utility model patents and three technologies.

Golden Elephant Response: Per the Staff’s comments, we have added the material terms of the exclusive license agreement.  The first paragraph of such risk factor now provides:

We strive to strengthen and differentiate our product portfolio by developing new and efficient manufacturing processes and innovative products and product improvements. We have one invention patent for the combustion method of synthetic petroleum for synfuel made from refinery coke and anthracite.  Our former subsidiary Fuxin Hengrui Tianyuan New Energy Sources Co., Ltd., or Fuxin Tianyuan, has granted us an exclusive license to use two utility model patents and three technologies as to which Fuxin Tianyuan has submitted invention patent application with the PRC Patent Office. Under the exclusive license agreement with Fuxin Tianyuan, we received the exclusive license for no consideration and our rights to use such exclusive license expire on the earlier of the expiration date of such patents or the date when Fuxin Tianyuan loses its proprietary rights to the patents for reasons other than the expiration of the patents. Our rights under the exclusive license agreement will not be affected if Fuxin Tianyuan assigns its patents to any third party. Fuxin Tianyuan will indemnify us if its patents infringe the rights of any third party.  We believe that the protection of our intellectual property will become increasingly important to our business. Implementation and enforcement of intellectual property-related laws in China has historically been lacking due primarily to ambiguities in PRC intellectual property law. Accordingly, protection of intellectual property and proprietary rights in China may not be as effective as in the United States or other countries.  We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection may be inadequate. For example, our pending or future patent applications may not be approved or, if allowed, they may not be of sufficient strength or scope. As a result, third parties may use the technologies and proprietary processes that we have developed and compete with us, which could negatively affect any competitive advantage we enjoy, dilute our brand and harm our operating results.

Market for our Common Stock and Related Stockholder Matters, page 23

9.

In the last sentence at the top of page 24, you state that you intend to maintain compliance with the periodic reporting requirements of the exchange act. This statement appears to conflict with the prior statement that you may file unaudited quarterly or other interim reports “when you deem appropriate".  Please reconcile the two statements.

Golden Elephant Response: Per the Staff’s comments, we have deleted the sentence “[a]dditionally, we may, in our sole discretion, issue unaudited quarterly or other interim reports to our stockholders when we deem appropriate.”

Management’s Discussion and Analysis, page 25

10.

You disclose on page 30 that in 2007, you changed your sales policy and your customers generally bear their own transportation costs. Please address the following in MD&A:

•

Describe the nature of the change in the sales policy and the date implemented.

Golden Elephant Response: The Company erroneously stated that there was a change of sales policy in 2007, when the in fact the change of sales policy occurred in January 2006.  We have revised the “Selling Expenses” section under “Comparison of 2007 and 2006” to provide that:

Selling Expenses.  Our selling expenses decreased $60,088, or 8.1%, to $681,689 in 2007 from $741,777 in 2006. As a percentage of sales revenue, selling expenses decreased to 1.4% in 2007, as compared to 2.5% in 2006. This percentage decrease was primarily attributable to the decrease of our transportation expenses resulting from the decrease of export sales in 2007.  Export sales constituted approximately 16.9% of our sales revenue in 2006 as compared to 5.6% in 2007.  For export sales, our contracts are normally FOB (free on board) contracts, that is, our customers bear freight charge, but we bear transportation costs from our factories to ports and related custom expenses.  However, for domestic sales, except for sales of our new product ultra-clear glass products and our deep-processed glass products, our customers bear transportation costs. Although we launched the ultra-clear glass products in 2007 which we normally bear transportation costs, the increase of transportations costs resulting from the sales of ultra-clear glass products was more than offset by the decrease of transportation costs caused by the decrease of export sales in 2007.

•

Describe what you specifically mean when you say that customers "generally" bear their own transportation costs; for example, do all your customers bear most of these costs, do only some customers bear only a portion of these costs, does it depend on the order, the shipping method, the customer, etc.?

Golden Elephant Response:  For domestic sales, except for ultra-clear glass products and deep-processed products, our customers bear their own transportation costs.  For export sales, we normally use FOB, and the Company bears the transportation costs from our facilities to the ports.  As stated above, we have revised the Registration Statement to clarify the transportation fee arrangement.

•

Please explain to us how your customers bearing their own transportation costs correlates to your disclosure on page 29 that in the first six months of 2007, you incurred large marine transportation costs and your disclosure on pages 1 and 40 that you transport your products by train and expressway.

Golden Elephant Response: We have revised the disclosure on pages 1 and 40, in relevant parts, to provide that “[w]e transport our products by train, sea and expressway.” We have also revised the paragraph on page 29 based on the Staff’s comments as follows:

Selling Expenses. Our selling expenses mainly include transportation expenses, salaries and fringe benefits of sales personnel, after-sale support services and other sales-related costs. Transportation expenses usually account for a majority of our selling expenses. Our selling expenses decreased $431,898, or 80.9%, to $101,853 for the six-month period ended June 30, 2008 from $533,751 for the same period in 2007. As a percentage of sales revenue, selling expenses decreased to 0.4% for the six-month period ended June 30, 2008, as compared to 2.0% for the same period in 2007. This decrease is primarily attributable to our decreased transportation expenses.

For export sales, our contracts are normally FOB (free on board) contracts, that is, our customers bear freight charge, but we bear transportation costs from our factories to ports and related custom expenses.  However, for domestic sales, except for sales of our new product ultra-clear glass products and our deep-processed glass products, our customers bear transportation costs. As a result, transportation costs associated with export sales are generally higher than those in domestic sales.  Exports sales constituted approximately 4.1% of our total sales revenue in the six-month period ended June 30, 2008, as compared to 6.4% for the same period last year. In addition, we incurred more transportation costs in the first six months last year because we manufactured ultra-clear glass products in the first six months in 2007 and we generally bear costs for sales of ultra-clear glass products.  As stated above, we did not manufacture ultra-clear glass products in the first six months of 2008.

•

How the change in the sales policy has impacted your sales and transportation expenses, if at all. In this regard, we note that your transportation costs in 2007 have decreased only 8% from 2006.

Golden Elephant Response: As stated above, the Company changed its sales policy in January 2006. We have revised the Registration Statement to correct the error.

Liquidity and Capital Resources, page 31

11.

You disclose that the decrease in net cash provided by operating activities for the six months ended June 30, 2008, was mainly due to the increase of raw materials made in anticipation of increased prices in the summer quarter and the increase of float glass inventories. We note from page F-14 the significant increase in prepayments for raw materials at June 30, 2008, compared to December 31, 2007. Please revise your disclosure to discuss whether the increase in such prepayments is a seasonal consideration or has arisen due to unusual trends or events.

Golden Elephant Response:  The increase in repayments for raw materials primarily resulted from the Company’s plan to start to manufacture ultra-clear glass products in the third quarter of 2008.  We have revised the Registration Statement, in relevant part, as follows:

Net cash used in operating activities was $7.0 million for the six-month period ended June 30, 2008, which is a decrease of $8.9 million from the $1.9 million net cash provided by operating activities for the same period in 2007. The decrease in net cash provided by operating activities was mainly due to the increase in the prepayment for raw materials. The Company’s prepayment for raw materials was $4.2 million as of June 30, 2008 as compared to $718,220 as of December 31, 2007, representing an increase of $ 3.5 million.  Such increase was mainly made to accommodate the Company’s plan to manufacture ultra-clear glass products in the third quarter of 2008. In addition, the Company maintained a higher level of inventories in anticipation of increased sales and prices in the summer quarter.

Our Business

Raw Materials, page 44

12.

Identify the party who granted the company an exclusive license to produce and use the 520 fuel serum. Discuss the duration and other material terms of the license agreement and file the agreement as an exhibit.

Golden Elephant Response:  The exclusive license agreement has already been filed as Exhibit 10.20 to the Registration Statement.

Per the Staff’s comments, we have revised the second paragraph of the “Raw Materials” section which now provides:

Recently, our former subsidiary Fuxin Tianyuan granted us an exclusive license for no consideration to produce and use a proprietary synthetic fuel oil called 520 Fuel Serum.  The exclusive license will expire upon the earlier of patent expiration date or the date when Fuxin Tianyuan loses its proprietary rights to such technology for reasons other than the expiration of the patent.  520 Fuel Serum can be used as a substitute for 65 tons of heavy fuel oil per day, thereby creating for us significant cost savings for us.  We expect that the use of 520 Fuel Serum will result in annual cost savings of approximately $4 million annually or 8%, as a percentage of sales revenue.

Our Suppliers and Supplier Arrangements, page 45

13.

We note that you have identified the company's largest suppliers. Please file any contracts or agreements between the company and its “largest suppliers.”

Golden Elephant Response:  Under the instructions to Form S-1, we are required to furnish the exhibits as required by Item 601 of Regulation S-K.  Section (a)(10)(ii) of Item 601 of the Regulation S-K provides, in part, that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significant: … (B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license … upon which the registrant’s business depends to a material extent [emphasis added].”  Since all contracts with our suppliers were made in the ordinary course of our business, none of our suppliers provided a major part of our raw materials (purchases from no single supplier accounted for more than 10% of our costs of sales in 2007) and we are not substantially dependent on any of our suppliers, we respectfully disagree with the Staff’s comments and believe that under Section (a)(10) of Item 601 the Regulation S-K, we are not required to file any contracts between our Company and our suppliers.

Our distributors and customers, page 45

14.

Discuss the material terms of any contracts or agreements between the company and Anshan Xingsheng glass distribution office and file copies of the agreements as exhibits.

Golden Elephant Response: Golden Elephant Response:  Since our contract with Anshan Xingsheng Glass Distribution Office (“Anshan Xingsheng”) was made in the ordinary course of our business, Anshan Xingsheng only contributed approximately 15.8% of our total sales revenue in 2007, we do not believe Anshan Xingsheng purchases a major part of our products nor do we believe that we are substantially dependent on Anshan Xingsheng.  Therefore, we respectfully disagree with the Staff’s comments and believe that under Section (a)(10) of Item 601 of the Regulation S-K, we are not required to file the contract between our Company and Anshan Xingsheng.

Per the Staff’s comments, we have revised “OUR BUSINESS - Our Distributors and Customers” to provide the material terms of our current contract with Anshan Xingsheng as follows:

We entered a product purchase agreement with Anshan Xingsheng on January 8, 2008 under which Anshan Xingsheng has agreed to purchase a total of 300,000 weight cases of our glass products from January 2008 to December 2008 for a total consideration of RMB 24 million (approximately $4 million). Anshan Xingsheng will bear the transportation costs.

Selling Shareholders, page 45

15.

Since you have only identified four categories of selling stockholders, please revise the statement that there are five categories.

Golden Elephant Response: We have corrected the statement per the Staff’s comments.

16.

State the number of shares of common stock that are being registered by each category of selling stockholders.

Golden Elephant Response: Per the Staff’s comments, we have provided the number of shares of common stock that are being registered by each category of selling stockholders in the subheadings.

17.

You state at the bottom of page 54 that no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. This contradicts the statement in footnote (8) to the table that Midsouth Investor Fund LP is an affiliate of a broker dealer. Please verify the disclosure. If they are an affiliate of a broker-dealer, please state that the selling shareholder purchased the resale securities in the ordinary course of business and at the time of the purchase of the resale securities, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Otherwise, please state that the selling shareholder is an underwriter in this offering and revise the fourth paragraph on the cover page.

Golden Elephant Response: We have revised the last sentence of the fifth paragraph on page 54 which now provides “[f]urthermore, except as specifically set forth in the footnotes to the table, no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer.”

In addition, per the Staff’s comments, we have revised footnote (8) as follows:

(8) Lyman O. Heidtke is the General Partner of MidSouth Investor Fund LP and has voting and investment control over securities held by the company. MidSouth Investor Fund LP is an affiliate of a broker-dealer and certified that it purchased the shares covered by this prospectus in the ordinary course of business and at the time of the purchase of the shares, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares.

Security Ownership of Certain Beneficial Owners and Management, page 51

18.

Please check the number shares shown in the table for Messrs. Yan Tan and Hong Tan for accuracy since they do not total the number shown in the table for Win-Win Global Investments, Inc.

Golden Elephant Response: We have corrected the number of shares owned by Win-Win Global Investments, Inc. to 7,125,513.

Stock Purchased by HFI, page 54

19.

The rule relied upon in claiming the exemption from registration with respect to W/S sale of common stock to HFI should be revised to cite the exemptions provided in section 4(2) of the Securities Act.

Golden Elephant Response:  We believe Section 4(2) exemption does not apply to the sale of common stock from W/S to HFI as the Section 4(2) exemption is available to an issuer.  W/S sold their shares to HFI, an accredited investor, in reliance on Section 4(1-1/2) exemption.

Description of Securities

Common Stock, page 57

20.

If applicable, specify the amount of securities that are reserved for issuance pursuant to outstanding option, warrants, or rights.

Golden Elephant Response: Per the Staff’s comments, we have added the following description of the amount of securities that are reserved for issuance pursuant to outstanding warrants: “[w]e have reserved 166,940 shares of common stock for issuance pursuant to the warrants issued to Roth Capital Partners, LLC.”

In addition, we have added the following paragraph under “Description of Securities” to discuss the terms of the warrants.

Warrants

In connection with our private placement which closed on July 24, 2008, Roth Capital Partners, LLC, our placement agent, received, as partial compensation, warrants to purchase 166,940 shares of our common stock.  The warrants have a term of three years and are immediately exercisable at $1.824 per share, subject to the usual adjustments for certain corporate events.   The shares underlying the warrants are being included in this registration statement, but none of the warrants have been exercised.

Restrictions on the Use of Rule 144 by Shell Companies ..., page 59

21.

Please correct the typographical error in the subcaption.

Golden Elephant Response: We have corrected the typographical error in the subcaption.

Recent Sales of Unregistered Securities, page ii-2

22.

In the fourth and sixth paragraphs, disclose the aggregate amount assigned to common stock issued and the per share price assigned to the securities issued.

Golden Elephant Response:  We have revised the sixth paragraph which now provides “[o]n November 17, 2006, we entered into a settlement and stock issuance agreement with W/F, pursuant to which we paid to W/F the amount of $100,000 and issued to W/F 107,000 shares of our common stock, at a price of $3.76 per share, in settlement of our $501,945.66 debt obligation to W/F.”

As for the fourth paragraph, no aggregate or per share amount was assigned to the common stock issued to stockholders of Dollar Come during the negotiation between the parties because the Company (formerly Nevstar Corporation) was then a shell company and had no meaningful trading or assets.  The total number of shares issued to the stockholders of Dollar Come was based on good faith, arms-length negotiation between the parties. The negotiations between the parties focused on the related ownership percentages post-transaction rather than an ascribed dollar value to the shares.  If the Company has to assign a total value to shares issued, we believe it would be arbitrary and meaningless primarily because neither party had a readily ascertainable enterprise value.  Under these circumstances, a per share price would be misleading rather than helpful to investors in our view.

Financial statements

June 30, 2008 financial statements

Consolidated statements of income and other comprehensive income, page F-1

23.

We note your presentation of "bad debts recovered" and "decrease in provision for bad debts" below income from operations. It appears that these items should be included in income from operations since they relate to sales transactions that are classified as operating. Please refer to rule 5-03(h)5 of regulation S-X.

Golden Elephant Response: We have revised our Condensed Consolidated Statements of Income and Other Comprehensive Income to present the “Bad debts recovered” and “Decrease in provision for bad debts” before income from operations.

24.

We note your presentation of "gain on disposal of a subsidiary – note 3(b)" below income from operations. Please explain to us why such a disposal does not constitute a discontinued operation, pursuant to paragraphs 41-44 of SFAS 144. Please also tell us your consideration of paragraph 45 of SFAS 144 in not classifying the related gain within income from operations.

Golden Elephant Response: The operation of the disposed subsidiary involved the production of one of the raw materials used by the Company in its glass manufacturing process. Since the Company still remains in the manufacturing and sales of glass, the disposal of that subsidiary was treated as outsourcing the manufacturing operations, and commitment to a plan to sell the related manufacturing facility. This facility is part of a larger-cash-flow-generating group, and on its own is not a component of the Company. Its disposal did not eliminate the operations and cash flows from the ongoing operation of the Company. Thus, the conditions in paragraph 42 of SFAS 144 for reporting in discontinued operations would not be met, and the disposal gain is classified within income from operations.

We have revised our Condensed Consolidated Statements of Income and Other Comprehensive Income to present the “Gain on disposal of a subsidiary – Note 3(b)” before income from operations.

Summary of significant accounting policies, page F-8

25.

You disclose on page F-11 that management is in the process of evaluating the impact that SFAS 159 will have on your financial statements upon adoption, but that the requirements of this standard were effective for your fiscal year beginning January 1, 2008. Please revise your disclosure herein and on page 36 to state the impact, if any, upon adoption, since you were required to adopt SFAS 159 at the beginning of this year.

Golden Elephant Response:  Per the Staff’s comments, we have revised our disclosures on page F-11 and page 36.

Income taxes, page F-12

26.

We note your disclosure herein and on page 26 that states that no provision for U.S. federal income taxes has been made because the company had no taxable income for the reporting periods. Herein you specifically disclose “the company was dormant.” Please tell us what you mean by “dormant” and explain in detail in MD&A why no such provision has been made when the company is incorporated in Nevada and is subject to U.S. federal income taxes. In this regard, please reconcile your income from operations recorded under GAAP as shown on the face of your income statement to the nil taxable income to which you have referred.

Golden Elephant Response: The principal activity of the Company should be investment holding. We have revised Note 5 - Income taxes as follows:

 “The Company is incorporated in the United States of America and is subject to United States of America tax law. No provisions for income taxes have been made as the Company has no taxable income for reporting periods. The applicable income tax rates for the Company for the reporting periods are 34%. The Company has not provided deferred taxed on undistributed earnings of its non-U.S. subsidiaries as of June 30, 2008, as it is the Company’s current policy to reinvest these earnings in non-U.S. operations.”

We have amended the MD& A to incorporate the reason why no provision for U.S. federal income taxes has been made as follows:

Golden Elephant Glass Technology, Inc. is incorporated in the state of Nevada and is subject the tax laws of United States at a tax rate of 34%. As of June 30, 2008, no provision for income taxes in the United States has been made as Golden Elephant Glass Technology, Inc. incurred no taxable income for federal tax purpose. In addition, no deferred tax on undistributed earnings of its non-U.S. subsidiaries was provided, as it is the Company’s current policy to reinvest these earnings in non-U.S. operations.

A reconciliation of income from operations recorded under GAAP as shown on the income statement to $0 taxable income is as follows :

	Six months ended June 30 (unaudited)

	2008	2007
Income before income taxes	5,296,284	3,507,264
Loss subject to U.S.	-	-
Loss subject to BVI	130,127	-
Loss subject to the PRC	16,646	2,454
Tax holiday	(2,191,899)	(1,616,068)
Income subject to the PRC	(3,251,158)	(1,893,650)

Taxable income	-	-

Other receivables, page F-14

27.

We note that advances to third parties at June 30, 2008, were $7.2 million, compared to $2.9 million at December 31, 2007, and $4.7 million at December 31, 2006, as shown on page F-43. Please revise your discussion in MD&A to address the following:

•

Disclose the business purpose for the loans and the specific evidence management looked at in concluding on collectibility, adequacy of allowance, etc.;

Golden Elephant Response: All advances were made to our suppliers or shareholders of Dollar Come before the Company’s reverse acquisition of Dollar Come on March 31, 2008 and while Dollar Come was a private company. All these advances have been repaid. The Company had not made any advances to its affiliates after the reverse acquisition of Dollar Come and will not make any such advances in the future.

•

Disclose the amount of historical losses under these arrangements;

Golden Elephant Response:  The Company has not incurred any impairment loss before, but the Company made doubtful debt provision based on the Company’s accounting policy.

•

Discuss the reason(s) for the significant fluctuations in the above balances, and consider providing a breakdown of its material components at each of these dates;

Golden Elephant Response: Please see below the reasons for the significant fluctuations in the above balances and a breakdown of its material components as of each of these dates:

1.

Decrease from $4.7 million in balance on December 31, 2006 to $2.9 million on December 31, 2007 was mainly due to a repayment of advances of $2.5 million to few third parties in previous years for operation purposes. The above change has been reflected in the movement of “Other receivables” under “Cash flows from operating activities” in December 31, 2007  statement of cash flows.

2.

Increase from $2.9 million in balance on December 31, 2007 to $7.2 million at June 30, 2008 was mainly due to :

i.

Advance of $1.4 million made to Fuxin Zhonglin Industry Limited and W.T. Construction Inc., both are wholly owned by Ms. Lin Tan, our major shareholder.

ii.

Advance of $3.3 million made to Dofang Glass Co., Ltd., the acquirer of the land use right and related properties of Zhong Lin Hotel for operation purposes. We decided to sell Zhong Lin Hotel to focus on our core business - the manufacturing of glass products.

iii.

Repayment of advances of $0.4 million to a few third parties in previous years for operation purposes.

The change listed in items (i) and (ii) above has originally been reflected in the movement of “Advances to third parties” under “Cash flow from financing activities” in June 30, 2008 statement of cash flows. The change listed in item (iii) above has originally been reflected in the movement of “Other receivables” under “Cash flow from operating activities” in June 30, 2008 statement of cash flows.

We have revised the June 30, 2008 statement of cash flows and reflected the items (i) and (ii) in the movement of “Advances to related parties” under “Cash flow from financing activities” and “Other receivables” under “Cash flow from operating activities,” respectively and Note 8 to the Condensed Consolidated Financial Statements for the six months ended June 30, 2008 and Note 10 to the Consolidated Financial Statements for each of the two years in the period ended December 31, 2007 to disclose the advances to third parties and related parties separately.

•

Tell us where this item is included on your December 31, 2007 statement of cash flows.

Golden Elephant Response: This item is included in “Other receivables” in the December 31, 2007 statement of cash flows.

Other payables and accrued expenses, page F-16

28.

We note that "amounts due to", or "loans from", third parties at June 30, 2008, were $3.8 million, compared to $505,079 at December 31, 2007, and $7.0 million at December 31, 2006, as shown on page F-46. Please revise your discussion in MD&A to discuss the reason(s) for these significant fluctuations, and consider providing a breakdown of its material components at each of these dates. Please tell us where this item is included on your December 31, 2007 statement of cash flows.

Golden Elephant Response:  The decrease in balance from $7.0 million at December 31, 2006 to $505,079 at December 31, 2007 was mainly due to repayment of advances from a few third parties in previous years for operation purposes. The change has been reflected in the movement of “Other payables” under operating activities in December 31, 2007 statement of cash flows.

The increase in the balance from $505,079 at December 31, 2007 to $3.8 million at June 30, 2008 was mainly due to an error made on the reclassification of the advances made by the Company’s majority beneficial shareholder Ms. Tan. The change of this advance during these periods has originally been reflected in the movement of “Amounts due to third parties” under financing activities in June 30, 2008 statement of cash flows.

The change of other advances during these periods has been reflected in the movement of “Other payables” under operating activities in June 30, 2008 statement of cash flows.

We have revised June 30, 2008 statement of cash flows and reflected the advances made by Ms. Tan in the movement of “Loan from a related party” under “Cash flow from financing activities” and removed the item “Repayment of unsecured loan” under “Cash flow from financing activities” and Note 13a, Note 13b and Note 15 to the Condensed Consolidated Financial Statements for the six months ended June 30, 2008.

Per the Staff’s comments, we have added the following disclosure under the subheading “Financing Activities” in the MD&A section:

Loan from a related party on June 30, 2008 were $4.2 million, as compared to $0 on December 31, 2007 and $0.07 million on December 31, 2006.  The decrease in the balance from $0.07 million on December 31, 2006 to $0 on December 31, 2007 was mainly due to repayment of advances from a few related  parties in previous years for operation purposes. The change has been reflected in the movement of “Other payables” under “Cash flow from operating activities” in December 31, 2007 statement of cash flows. The increase in the balance from $0 on December 31, 2007 to $4.2 million on June 30, 2008 was mainly due to the advances of $4.2 million from Ms. Tan, our major shareholder and the wife of our Chief Executive Officer, to finance the operations of the Company. The change of this advance during these periods has been reflected in the movement of “Loan from a related party”  under “Cash flow from financing activities” in June 30, 2008 statement of cash flows.

Segment information, page F-19

29.

We note your operations are considered as a single reportable segment under SFAS 131. Please tell us how many operating segments you have, pursuant to the definition in paragraph 10 of SFAS 131.

Golden Elephant Response: Per the Staff’s comments, we have revised Note 19 - Segment information as follows:

The Company uses the “management approach” in determining reportable operating segments.  The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.  Management, including the chief operating decision maker, reviews operating results solely by the revenue from trading of glass manufactured and operating results of the Company and, as such, the Company has determined that the Company has only one operating segment as defined by SFAS 131, “Disclosures about Segments of an Enterprise and Related Information.”

21. Subsequent events, page F-20

30.

We note the liquidated damages clause related to the registration rights agreement in connection with the July 24, 2008 private placement, as described on page F-20. Please tell us and revise to disclose your consideration of paragraph 12 of FSP EITF 00-19-2.

Golden Elephant Response: As of June 30, 2008, the Registration Rights Agreement has not yet been executed. In addition, the Company believes that it can file a registration statement under the Securities Act of 1933 on Form S-1 within the pre-defined periods set in the Registration Rights Agreement, and thus concludes that it is unlikely that it will be required to remit any liquidated damages to the investors. So no provision will be made for the liquidated damages as a result.

We have revised Note 20(b) as follows:

The Company accounts for registration payment arrangement in accordance with FASB Staff Position EITF 00-19-2, Accounting for Registration Payment Arrangements (“FSP EITF 00-19-2”) which provides guidance on the accounting for registration payment arrangements. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. A registration payment arrangement is defined in FSP EITF 00-19-2 as an arrangement with both of the following characteristics : (1) the arrangement specifies that the issuer will endeavor (a) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the Securities and Exchange Commission within a specified grace period, and/or (b) to maintain the effectiveness of the registration statement for a specified period of time (or in perpetuity); and (2) the arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained.

31.

We note the issuance of placement agent warrants to Roth capital partners in connection with the July 24, 2008 private placement, as described on page F-22. Please tell us and revise your filing to disclose how you are accounting for the warrants. Refer to EITF 00-19 for guidance.

Golden Elephant Response: Per the Staff’s comments, we have added the following paragraphs on page F-22:

Our placement agent for our private placement of securities, Roth Capital Partners, LLC, received warrants to purchase common stock of the Company as compensation for its services, under EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock”, and as such the contract with Roth Capital Partners, LLC which requires physical settlement or net-share settlement should be initially measured at fair value and reported in permanent equity. Accordingly, the fair value of the warrant award will be estimated on the date of grant using the Black-Scholes option-pricing model, and recorded as offering costs included in the additional pain-in capital in the subsequent consolidated financial statements in accordance with SFAS 123R. Subsequent changes in fair value should not be recognized as long as the contract continues to be classified as equity.

We have revised Note 20(f) as follows:

“The fair value of the warrants was estimated at the date of grant using the Black-Scholes option-pricing model. In calculating the fair value of the warrants, management used the closing price of the common stock on July 24, 2008, of $3.75 per share, plus the following assumptions:

Risk free interest rate (%)

2.92%

Dividend yield (%)

0.00%

Expected life of warrant grants (years)

3 years

Expected volatility of warrant grants (%)

      214%

December 31, 2007 financial statements

Consolidated balance sheet, page F-26

32.

We note that trade receivables is 12% of both total revenues and total assets as of December 31, 2007. We also note that trade receivables have increased at a faster rate than your product sales during fiscal 2007. As such, please revise your MD&A to include an analysis of days sales outstanding for each period presented and explain any material variances. Refer to instruction 5 to item 303(a) of regulation s-k and section 501.13 of the financial reporting codification for guidance.

Golden Elephant Response:  Per the Staff’s comments, we have added the following paragraph under the subheading “Comparison of 2007 and 2006” under the MD&A section:

Trade Receivables

The days sales outstanding was 34 days for the six months ended June 30, 2008, as compared to 30 days for the same period last year. The increase of days sales outstanding was mainly because we granted longer credit term to certain large customers with long-established business relationship.

The days sales outstanding was 43 days for 2007, as compared to 16 days for 2006. The increase of days sales outstanding was mainly because we granted very favorable credit terms to those customers who purchased our ultra-clear glass in 2007, so as to promote this new product which we produced for the first time in 2007. As of December 31, 2007, the outstanding trade receivables relating to the sales of ultra-clear glass accounted for a significant part of our total trade receivables balance. As of the date of this prospectus, we have received most of such receivables relating to our ultra-clear glass sold in 2007 and made doubtful debt provision for the outstanding balance based on the Company’s accounting policy.  We do not expect to grant the same favorable credit terms for ultra-clear glass sales in the future because the Company has established a good customer base through its sales in 2007. We expect that the credit term granted to ultra-clear glass customers in the future will be around 30 days.

Exhibit 5-legal opinion

33.

Please delete the statement in the next to last paragraph that the opinion is solely for the board's benefit since shareholders are entitled to rely on the opinion.

Golden Elephant Response:  Per the Staff’s comments, we have deleted the statement in the next to last paragraph.

34.

Please revise the last paragraph since the opinion must be valid up to the date of effectiveness of the registration statement.

Golden Elephant Response:  Per the Staff’s comments, we have deleted the last paragraph.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-416) 5186632 or Jing Zhang, Esq. of Thelen LLP, our outside special securities counsel at (202) 508-4358.

Sincerely,

Golden Elephant Glass Technology, Inc.

By:/s/ Lihui Song
Lihui Song
Chief Executive Officer